Exhibit 4.20

(English translation)

Investment Framework Agreement

This Agreement has been made and entered into between the following parties on January 4, 2010:

(1)	Ningbo Sunny Opotech Co., Ltd., a limited company duly incorporated and validly existing under the PRC law with registered address at No. 66-68, Shunyu Road, Yuyao, Zhejiang Province, China (the “Investor”);

(2)	Vimicro Corporation, an enterprise duly incorporated and validly existing under the RPC law with registered address at 15/F, Shining Tower, No. 35, Xueyuan Road, Haidian District, Beijing, China, holding 61.50% shares of the Target Company; and

(3)	Sheng Bin, a PRC citizen as natural person with dwelling place at Room 501, No. 39 Lane 3151, Yindu Road, Minhang District, Shanghai, China, holding 18.35% shares of the Target Company; and

(4)	Zhou Xuewu, a PRC citizen as natural person with dwelling place at Room 401, No. 138 Lane 3151, Yindu Road, Minhang District, Shanghai, China, holding 12.83% shares of the Target Company; and

(5)	Sheng Weiqi, a PRC citizen as natural person with dwelling place at No. 133 Da Xu Jia Zhai, Yongfeng Village, Caolu Town, PuDong New District, Shanghai, China, holding 6.32% shares of the Target Company; and

(6)	Shanghai Visiondigital Technology Corporation, a limited company duly incorporated and validly existing under the PRC law with registered address at A1327 No. 25 Lane 1388 Cao Xin Gong Lu, Jiading District, Shanghai, China, holding 1% shares of the Target Company (the “Visiondigital”); and

(7)	Shanghai Visiondigi Technology Co. Ltd., a limited company duly incorporated and validly existing under the PRC law with registered address at Room 1001, No. 58 B East Xinjian Road, Minhang District, Shanghai, China (the “Target Company”).

Sheng Bin, Zhou Xuewu, and Sheng Weiqi may be collectively referred to as “Founders”, Vimicro Corporation may be referred to as “Vimicro”, Shanghai Visiondigital Technology Corporation may be referred to as “Visiondigital”; Vimicro and Founders may be referred to as “Current Shareholders”, each party herein may be referred to individually as “ the Party” or collectively as “the Parties”.

Whereas:

(A)	The Target Company is limited company duly incorporated and validly existing under the PRC law, with registered capital of RMB 20 million, mainly specializing in technical development, consultation, services, and transfer of products in video technology and medical technology, sale of electronic components, mechanical equipment, electrical equipment, medical instruments, electronic products, computers, software, and auxiliary devices (except products specially for security of computer information system), computer system service, and import & export of goods and techniques;

(B)	The Target Company now intends to increase capital by RMB 20 million, and the Investor is willing to subscribe for the increased capital;

(C)	The Parties agree to make the following division in R&D of CCTV industrial chain formed through integration of advantages of each Party by increasing capital to the Target Company herein while the Investor will be responsible for manufacture of video camera (including IP camera):

(C.1) the Investor shall be responsible for the Video camera image processing technology;

(C.2) Video camera image compression and decompression technology will mainly be developed by Founders; in case other parties hereto need to use relevant achievements of the technology, the Founders shall provide such achievements at a favorable market price chargeable as per licence;

(C.3) Video transmission technology may be independently developed by each Party based on own needs, which shall be shared free of charge among the Parties hereto;

(D)	The Parties agree to make proper representations, warranties, and commitments under this Agreement.

Now therefore the Parties hereto agree as follows:

1.	Increased Capital Subscription

1.1	The Investor, Current Shareholders, and the Target Company agree to appraise the PE based on 4.7 times of net operating profit of the Target Company as estimated in 2010, and the Investor will subscribe for the increased capital with RMB twenty million (RMB 20,000,000) to hold 30% shares of the Target Company after capital increase, where RMB eight million five hundred and seventy-one thousand four hundred and twenty-nine (RMB 8,571,429) will be served as the registered capital, and the remaining RMB eleven million four hundred and twenty-eight thousand five hundred and seventy-one (RMB 11,428,571) will be served as capital reserve of the Target Company.

The Parties agree Vimicro to repurchase shares of the Target Company as held by Visiondigital at the original price (RMB 200,000).

Upon completion of the capital increase, registered capital of the Target Company will change to be RMB twenty-eight million five hundred and seventy-one thousand four hundred and twenty-nine (RMB 28,571,429); see the table below for contribution and proportion of shares held by each shareholder:

No.	Shareholders	Contribution (0,000)	Proportion (%)

1	Vimicro Corporation	1,250	43.74

2	Ningbo Sunny Opotech Co., Ltd.	857.1429	30

3	Sheng Bin	366.84	12.84

4	Zhou Xuewu	256.68	8.99

5	Sheng Weiqi	126.48	4.43

Total		2,857.1429	100

1.2	The Investor, Current Shareholders, and the Target Company agree Vimicro to contribute at the same share price as the Investor in Article 1.1 above to hold 51% shares of the Target Company on or before April 15, 2010.

2.	Conditions of Transaction Completion

2.1	Formal agreement and Articles of Association recognized by the Parties has been established;

2.2	The Investor has paid the increased capital in accordance with relevant stipulations.

3.	Representation and Warranty

3.1	Representation and Warranty of the Parties:

Whereas Vimicro and Founders have entered into the “Investment Agreement” on June 22, 2009 (hereinafter the “Original Investment Agreement”), the Parties hereby commit that this Agreement shall prevail in case of any contradiction between this Agreement and the Original Investment Agreement, articles in favour of Vimicro and the Investor hereto in the Original Investment Agreement shall be continued, and such protective articles as Founders’ commitment to Vimicro also apply to the Investor.

3.2	Representations and Warranties of Current Shareholders and the Target Company:

3.2.1 Current Shareholders (in case of shareholder as legal person) and the Target Company are legal persons duly incorporated and validly existing under the PRC law, and shall have full power and authority to execute this Agreement and perform obligations herein. In addition to the Original Investment Agreement and any supplementary agreement executed between Vimicro and Founders, execution, delivery and performance of this Agreement by Current Shareholders and the Target Company do not result in violation of law binding upon them or any constitutional documents, or violation of any other agreements or files binding upon them or any breach thereunder .

3.2.2 Before the capital increase, registered capital of the Target Company has been fully paid, and Current Shareholders shall undertake joint liability to the contribution, while the Investor will not undertake any liability.

3.2.3 The liability of loan for Target Company establishment between Sheng Bin and Vimicro in the Original Investment Agreement has been settled between the Target Company and relevant parties, and the Investor will not undertake any liability.

3.2.4 All R&D personnel of Visiondigital and Shanghai Xunte Electronic & Technology Corporation have all been transferred to the Target Company, and have terminated the labor relation with Visiondigital and Shanghai Xunte Electronic & Technology Corporation. Respectively, so there’s no such obligation as confidentiality or non-solicitation.

3.2.5 Current Shareholders agree that whether or not Current Shareholders violate any representation, warranty, and/or commitment herein, upon the Investor’s request, Current Shareholders will fully compensate the Target Company for any liability or loss arising from any of following issues in accordance with its responsibility and pro rata liability:

(a)	If the Target Company establishment expense incurred during the establishment period is rejected to be deducted before taxation by competent taxation authority, any tax, late fee, penalty or similar punishment incurred to the Target Company arising therefrom in the following five (5) years shall be compensated by Current Shareholders after actual tax payment.

(b)	Any and all loss of the Target Company arising from or in connection with taxation liability before registration of capital increase herein, including but not limited to any undeclared income and/or expense, enterprise income tax, VAT, operating tax, property tax, urban land use tax, urban maintenance and construction tax, education surtax not duly paid, and other payable taxes, late fee, penalty or similar punishment not paid;

(c)	Any loss of the Target Company related to labor and social security liability before registration of capital increase herein, including but not limited to any loss arising from failure to deduct any individual income tax for its employees (including principal and any late fee, penalty or similar punishment), any loss arising from failure to pay or pay sufficient amount of or pay in time the endowment insurance, unemployment insurance, maternity insurance, medical insurance, or occupational injury insurance (including principal and late fee, penalty or similar punishment) for its employees, and any loss arising from failure to pay housing fund (including late fee, penalty or similar punishment; however, if relevant government authority or housing fund administration has issued official notice that local enterprises must pay housing fund or has notify the Target Company to pay housing fund for its employees, whichever is earlier, the loss referred to herein also includes the principal requested to be paid by above official notice or written notice which has not been duly paid), or any loss arising from failure to perform the obligations under employment policy of the Target Company, including but not limited to potential claims such as stock option plan, supplement of endowment insurance and dismissal wage;

(d)	Any loss of the Target Company arising from any liability related to infringement of any intellectual property owned or licensed by any third party before registration of capital increase herein;

(e)	Liabilities or contingent liabilities of the Target Company undisclosed before registration of capital increase herein.

3.2.6 There’s no encumbrance to equity of the Target Company, or any arrangement, or obligation, or any judicatory protection measures for encumbrance; there’s no current or potential legal dispute to equity of the Target Company.

3.2.7 Founders or their affiliates do not hold any direct or indirect equity interests in the filed that competes or may compete with business of the Target Company;

Upon execution of this Agreement, if the Investor and Vimicro conduct any direct or indirect equity investment in the field that completes or may competes with business of the Target Company, it shall be informed to the Target Company and its shareholders in advance.

3.2.8 All information contained herein related to the Target Company or Current Shareholders and any other information given or supplied to the Investor, or any of its representatives, employees, or professional consultants by Current Shareholders or the Target Company during consultation of this Agreement or during any background investigation or other investigation made by the Investor (or its representative) before execution of this Agreement are true, complete and accurate in all aspects without material omission or misleading.

3.3	Representations and Warranties of the Investor:

3.3.1 The Investor is a legal person duly incorporated and validly existing under the PRC law, and has the full power and authority to execute this Agreement and perform obligations herein. Execution, delivery and performance of this Agreement by the Investor do not result in violation of law binding upon them or any constitutional documents, or violation of any other agreements or files binding upon them or any breach thereunder.

3.3.2 The Investor will fully subscribe for relevant shares in accordance with articles herein;

3.3.3 Upon completion of capital increase herein, the Investor will undertake other obligations of shareholders.

4.	Change of Equity Structure between the Investor and Vimicro

4.1	If the Target Company makes a net operating profit between RMB 10 million and RMB 15 million in 2010, shareholding ratio of the Investor in the Target Company will not be changed.

4.2	If the Target Company makes a net operating profit of or less than RMB 10 million in 2010, shareholding ratio of the Investor in the Target Company will be changed as follows: (RMB 20 million)/(actual net operating profit of the Target Company in 2010 ×4.7); shares held by the Founders will be transferred to the Investor free of charge to reach certain shareholding ratio as stipulated in this article; the maximal adjustment scale shall not exceed seven percent (7%) of total shares of the Target Company; Founders shall undertake joint liability internally.

4.3	If the Target Company makes a net operating profit of or more than RMB 15 million in 2010, the Parties agree to implement the stock option incentive to the core management, specific plan of which shall be determined by the Board of Directors of the Target Company.

4.4	In accordance with stipulations of the Original Investment Agreement, if the actual sales income has been realized from inventory transferred from Shanghai Xunte Electronic & Technology Corporation within twelve (12) months after establishment of the Target Company (“sales amount in cash from inventory”) equals to or exceeds RMB 6.14 million, current shareholding ratio of Founders will not be changed.

4.5	If the sales amount in cash from inventory is less than RMB 6.14 million, shareholding ratio of Founders will be changed to be current shareholding ratio * (7.5 million – inventory loss)/7.5 million, among which inventory loss = 6.14 million – sales amount in cash from inventory; if above inventory loss is more than RMB 3.25 million, shareholding ratio of Founders will be changed to be 0%. Calculation for shareholding ratio adjustment shall be on the basis of RMB 6.14 million – value of inventory to be transferred on September 30, 2009; if quantity of the inventory to be transferred to the Target Company upon actual delivery changes, the inventory loss and examination standard will change correspondingly.

4.6	If shareholding ratio of Founders is reduced based on calculation as per formula in Article 4.5, the reduced part will completely be transferred to Vimicro free of charge; Founders shall undertake joint liability internally.

5.	Board of Directors

Board of Directors of the Target Company after capital increase will be composed of seven (7) directors as assigned jointly by the Parties, including four (4) directors assigned by Vimicro, one (1) director assigned by Founders, and two (2) directors assigned by the Investor. Chairman will be recommended by Vimicro, and Vice-chairman will be recommended by the Investor.

6.	Employment and Non-competition

Current Shareholders commit that before completion of capital increase, Founders and the senior management team shall enter into an employment contract with effective period of not less than three years, a termless non-disclosure contract, and competition limitation contract with effective period of not less than two years with the Target Company as recognized by the Investor, on which salaries of Founders and the senior management team as well as non-competition articles shall be specified; all R&D personnel of Shanghai Xunte Electronic & Technology CorporationListed in Appendix 1 will be transferred to the Target Company for product research and development, and will enter into an employment contract with effective period of not less than three years, a termless non-disclosure contract, and competition limitation contract with effective period of not less than two years with the Target Company, and ownership of any intellectual property produced in the employment period shall be held by the Target Company.

7.	Intellectual Property

Current Shareholders commit that before completion of capital increase, software copyright of Founders (video monitoring system VS1000 software V1.0, video monitoring system VN6000 middleware software V1.0, VS2000 video server system software V2.0 and video monitoring system VS3000 software V1.0) will be transferred to the Target Company; upon completion of handling relevant change procedures at the National Copyright Administration, Founders agree to permanently transfer all software copyrights without geographic limitation and commit to provide free update to the software; besides, all intellectual properties of Shanghai Xunte Electronic & Technology Corporation, Visiondigital, and Founders listed in Appendix 2 (including but not limited to software copyright, trademark, patent, and commercial secrets etc) shall be transferred to the Target Company free of charge.

8.	Finance

8.1	The Target Company shall strengthen financial system construction, and establish basic financial management systems such as “Financial Management System”, “Enterprise Accounting System”, “Expense Management System”, and “Affiliate Pricing Standard” as soon as possible, and report the same to the Board of Directors for approval before execution, and shall endeavour to carry out new accounting standards from 2011.

8.2	Director of Finance Department of the Target Company shall be nominated by Vimicro and appointed upon approval by more than 3/4 of all directors.

8.3	External audit agency will be employed as approved by the Board of Directors to issue annual audit report. The Board of Directors will evaluate work performance of above audit agency on an annual basis to determine whether to renew or terminate the employment agreement.

9.	Prerequisites for Increased Capital Contribution

Before the Investor pays the increased capital, Current Shareholders shall commit:

(1)	To complete issues related to execution of employment contract, non-disclosure contract, and competition limitation contract as stipulated in Article 6 hereof, and provide above contracts as recognized by the Investor;

(2)	To start to handle intellectual property transfer issues as stipulated in Article 7 hereof, and provide relevant intellectual property transfer certificates as recognized by the Investor;

(3)	To transfer the “Property Lease Contract” signed by Visiondigital to the Target Company and provide signed contract as recognized by the Investor to solve office problem for new employees of the Target Company;

(4)	To transfer all business sales contracts of Visiondigital and Shanghai Xunte Electronic & Technology Corporation to the Target Company, and provide signed contracts as recognized by the Investor;

(5)	That the Target Company will complete handling Ministry of Public Security type inspection certificates for relevant products;

(6)	That the liability of loan between Sheng Bin and Vimicro in the Original Investment Agreement has been settled.

10.	IPO and Listing of the Target Company after Capital Increase

If the Target Company after capital increase intends for IPO and listing (“listing”) in China, the shares issuance plan shall be confirmed by the Parties.

11.	Preemptive Right

Before IPO and listing, if the Target Company decides to increase capital, each shareholder shall have the preemptive right based on the shareholding ratio in the Target Company. If any shareholder fails to exercise the preemptive right, other shareholders who have fully exercised his/her preemptive right shall have the priority to exercise the preemptive right again based on the shareholding ratio (or as per other agreements). Any increased capital not subscribed in above conditions may be subscribed by any third party.

12.	Confidentiality

Any discussion, negotiation, documents or other information related to capital increase herein (including but not limited to negotiation, execution, and existence of this Agreement and relevant agreements related to capital increase herein) shall be kept confidential. Each Party agrees to keep it strictly confidential, and without prior written consent of the other parties, will not reveal or disclose in other means such confidential information to any third party unless as requested by applicable laws or competent government authority, with the exception of disclosure to managers, employees, clients, consultants, lawyers, or other professional service personnel who agree to observe the same confidentiality obligation.

13.	Assignment

Without prior written consent of the other parties, no Party shall be entitled to assign any right, interest, or obligation in this Agreement.

14.	Expense

Any attorney fee or other reasonable expenses of the Target Company arising from negotiation, preparation, and performance of this Agreement, increased capital subscription agreement, and Articles of Association shall be borne by the Target Company; the expense incurred to the Investor due to employment of relevant intermediary and other expenses shall be borne by the Investor.

15.	Default Liabilities

Each Party shall strictly comply with this Agreement. In case of any default, the defaulting Party shall indemnify the observing Party against any loss as a result of violation hereof by the defaulting Party.

16.	Language

This Agreement shall be made in Chinese.

17.	Applicable Laws and Settlement of Disputes

17.1	This Agreement shall be governed by PRC laws.

17.2	Any dispute arising from or in connection with this Agreement shall be settled through friendly consultation between the Parties; failing the same, any Party shall be entitled to file a lawsuit to any People’s Court with jurisdiction.

18.	Execution and validity

This Agreement shall become effective upon signing and sealing by authorized representative of each Party, and will be served in six copies, each copy held by each Party with the same legal effect.

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Signatures and Seals of the Parties:

Ningbo Sunny Opotech Co., Ltd. (Seal)

Authorized representative (signature):

Title:

Vimicro Corporation (Seal)

Authorized representative (signature):

Title:

Sheng Bin (Signature):

Zhou Xuewu (Signature):

Sheng Weiqi (Signature):

Shanghai Visiondigital Technology Corporation (Seal)

Authorized representative (signature):

Title:

Shanghai Visiondigi Technology Co. Ltd. (Seal)

Authorized representative (signature):

Title:

Appendix 1: List of Major R&D Personnel

No.	Department	Name
1	General Manager Office	Sheng Bin
2	General Manager Office	Zhou Xuewu
3	General Manager Office	Sheng Weiqi
4	Production Department	Zhang Wei
5	Production Department	Zhao Tengteng
6	Production Department	Chen Hong
7	Production Department	Li Meiyan
8	Production Department	Zhou Wenyan
9	Production Department	Deng Jie
10	Production Department	Nie Limin
11	Production Department	Yang Chao
12	Production Department	Xu Rongmei
13	Production Department	Hu Yanpin
14	Production Department	JinHaitao
15	Production Department	Liu Bing
16	Market Department	Yang Yang
17	Market Department	Guo Shubo
18	Market Department	Huang Xiaozhong
19	Market Department	Yang Lu
20	Market Department	Xu Jianxin
21	Market Department	Li Zihui
22	Development Department	Li Minjue
23	Development Department	Zang Yansong
24	Development Department	Lu Haijun
25	Development Department	Wu Kui
26	Development Department	Xie Yiming
27	Development Department	Xu Qinglong
28	Development Department	Yang Linjun
29	Development Department	Liu Yang
30	Development Department	Chen Xin
31	Development Department	Zhao Zhiyuan
32	Development Department	Zhang Xuewu
33	Development Department	He Liang
34	Development Department	Mao Zheng
35	Development Department	Chen Zhenghui
36	Development Department	Chen Di
37	Development Department	Zhang Chenggang
38	Development Department	Guo Jia
39	Development Department	Wang Yuantao
40	Development Department	Jiang Zhiqiang
41	Development Department	Wang Yanfang
42	Development Department	Zeng Yong

43	Development Department	Zou Minghui
44	Development Department	Zhou Jinghua
45	Development Department	Cheng Yankui
46	Development Department	Wang Meiyan
47	Development Department	Chen Lang
48	Development Department	Tao Haifeng
49	Development Department	Liu Yan
50	Development Department	Wang Xia
51	Development Department	Cui Xinwei
52	Development Department	He Pengfei
53	Development Department	Li Weiwei
54	Development Department	He Chunli
55	Development Department	Fu Jianming
56	Development Department	Qian Shankai
57	Development Department	Hu Xiaoli
58	Development Department	Tu Zhenhua
59	Development Department	Hou Shuanglong
60	Development Department	Tian Jun
61	Development Department	Xie Jinya
62	Network Management	Yan Dongliang
63	Network Management	Zhang Yonggang

Appendix 2: List of Intellectual Properties

Name	Property	Application Date/Obtaining Date	Registration No./Application No.
Visiondigi	Trademark	2006-8-25	Registration No.: 5564211
(VISIONDIGI)		2007-1-24	Registration No.: 5866520

Video monitoring system VS1000 software	Software copyright	2007-2-28	Registration No.: 2008SR19907
VS2000 Video server system software		2007-7-31	Registration No.: 2008SR19905
Video monitoring system VS3000 software		2007-8-31	Registration No.: 2008SR19904
Video monitoring system VN6000 middleware		2007-4-30	Registration No.: 2008SR19906

Single-chip DSP network video processing system	Patent	2007-12-29	Application No.: 200710173861.X
Network video processing device		2008-2-21	Application No.: 2008200556205

Private data packaging in ISO-based file format	Commercial secrets
DSP embedded FLASH file operation system
DSP embedded universal boot loading system

www.visiondigi.com	Domain name of company website	2008-11-25	/

www.visiondigi.net.cn	Domain name as member of HC360.com	2009-4-29	/

www.visiondigi.net	DDNS domain name	2008-12-22	/
myddns.com.cn		2009-7-15	/
hotddns.com		2009-7-15	/
ipcddns.com		2009-7-15	/
ourddns.com		2009-7-15	/
coolddns.com		2009-8-14	/

mail.visiondigi.com	Mail server domain name	/	/